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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Estimated average burden
Hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASHINGTON, D.C.

SEC FILE NUMBER
8- 31388

FU 3/5/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resort Securities and Investments, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Bridge Office Park, 4640 Valais Court, Suite 104
(No. and Street)

Alpharetta (City) Georgia (State) 30022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. Cole Van Houten, President 770-569-2099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green, CPA PC
(Name – *if individual, state last, first, middle name*)

117 W. Broad Street, Suite 101 (Address) Fairburn (City) Georgia (State) 30213 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, T. Cole Van Houten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resort Securities & Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESORT SECURITIES AND INVESTMENTS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

AND SUPPLEMENTARY INFORMATION

AND OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G. PATRICK GREEN
CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST., SUITE 101
(770) 964-0035 FAIRBURN, GA. 30213 (770) 964-5266

Independent Auditor's Report

Board of Directors
Resort Securities and Investments, Inc.
State Bridge Office Park
4640 Valais Court, Suite 104
Alpharetta, GA 30022

We have audited the accompanying statement of financial condition of Resort Securities and Investments, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resort Securities and Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



G Patrick Green, CPA PC
February 19, 2002

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 15,001	$ 24,859
Certificate of Deposit	6,000	6,000
Accrued interest receivable	263	344
Investments	3,300	3,300
Total current assets	24,564	34,503
FIXED ASSETS		
Property and equipment:	10,794	10,794
Less accumulated depreciation	10,794	10,794
Total fixed assets	0	0
TOTAL ASSETS	$ 24,564	$ 34,503
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT AND OTHER LIABILITIES	$ 0	$ 0
TOTAL LIABILITIES	0	0
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 1,000 shares authorized, 161 shares issued and outstanding)	161	161
Additional paid-in-capital	46,417	46,417
Retained Earnings	(22,014)	(12,075)
TOTAL STOCKHOLDER'S EQUITY	24,564	34,503
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,564	$ 34,503

The accompanying notes are an integral part of these financial statements

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31

		2001		2000
REVENUES				
Commissions	$	19,000	$	85,000
Interest		595		1,054
TOTAL REVENUES		19,595		86,054
EXPENSES				
Accounting		2,150		1,950
Bank charges		329		95
Commissions and Due Diligence Fees		18,350		55,250
Consulting		500		0
Education		0		450
Membership fees and dues		1,211		750
Other expenses		119		45
Postage		78		196
Professional Services		0		2,844
Rent		6,000		6,000
Surity/fidelity bonds		460		360
Taxes		337		334
TOTAL EXPENSES		29,534		68,274
NET INCOME (LOSS)	$	(9, 939)	$	17,780

The accompanying notes are an integral part of these finanacial statements

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 1999	161	$ 161	$46,417	$(29,855)	$16,723
Net income (loss)	0	0	0	17,780	17,780
Balance at December 31, 2000	161	161	46,417	(12,075)	34,503
Net income (loss)	0	0	0	(9,939)	(9,939)
Balance at December 31, 2001	161	161	46,417	(22,014)	24,564

The accompanying notes are an integral part of these financial statements

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (9,939)	$ 17,780
Adjustments to reconcile net income (loss) to		
net cash provided (used) in operating activities	0	0
Decrease (increase) in accrued interest receivable	81	(101)
Net cash provided (used) by operating activities	(9,858)	17,679
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in stock	0	(3,300)
Net cash provided (used) by investing activites	0	(3,300)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided (used) by financing activities	0	0
Net increase (decrease) in cash and cash equivalents	(9,858)	14,379
Cash and cash equivalents at beginning of year	24,859	10,480
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 15,001	$ 24,859

The accompanying notes are an integral part of these financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Resort Securities and Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The following is a description of the more significant of those policies.

Incorporation

The company incorporated under the laws of the State of Colorado on January 9, 1984.

Ownership

The Company is wholly owned by its president and director, T. Cole Van Houten.

Nature of Operations

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, and is licensed as a broker/dealer under the laws of the State of Georgia. The company is engaged in the business of real estate syndication and providing investment advisory services and products to the public.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents. Short-term investments are stated at cost, which approximates market value.

Property and Equipment

Property and equipment are carried at cost. Additions and improvements that extend lives are capitalized. Maintenance and repairs are charged to expense, as incurred.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company has recorded no deferred income tax expense or benefit because it has elected to be treated as an S Corporation for income tax purposes. Any tax liabilities incurred or credits generated are attributable to the stockholders in accordance with federal and state income tax laws.

NOTE B – RELATED PARTY TRANSACTIONS

During the periods ended December 31, 2001 and 2000, the Company paid its sole shareholder the following amounts:

	2001	2000
Commissions	$ 5,850	$ 31,362
Professional Fees	12,500	2,500
Rents	6,000	6,000
Total	$ 24,350	$ 39,862

Further, during the periods ended December 31, 2001 and 2000, in accordance with the terms of the respective placement agent agreements, the Company received commission income from four companies in which its sole shareholder owns a minority interest, as follows:

	2001	2000
Saddlebrook Office Park, LLC	$ 0	$ 12,500
Bridge Park, LLC	0	37,500
One Seagrove Place, LLC	9,000	0
Peachtree/Suwanee Shoppes II, LLC	10,000	35,000
Total	$ 19,000	$ 85,000

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 and 2000, the Company had net capital in excess of its $5,000 required net capital in accordance with Rule 15c3-1.

SCHEDULE I

RESORT SECURITIES AND INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

$	24,564	Trial Balance Net Assets
-	0	Liabilities (Aggregate Indebtedness)
	24,564	Net Assets
-	102	Other Deductions and/or Charges
	24,462	Tentative Net Capital
-	3,300	Haircuts
	21,162	Net Capital
-	5,000	Minimum Net Capital
$	16,162	Excess Net Capital

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in the Company's FOCUS report as of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary

SCHEDULE II

RESORT SECURITIES AND INVESTMENTS, INC.
OTHER INFORMATION

As of December 31, 2001

The following statements and computations are not applicable at December 31, 2001, and for the year then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC.

Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

G. PATRICK GREEN

CERTIFIED PUBLIC ACCOUNTANT

117 W. BROAD ST., SUITE 101

(770) 964-0035 FAIRBURN, GA. 30213 (770) 964-5266

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Resort Securities and Investments, Inc.
State Bridge Office Park
4640 Valais Court, Suite 104
Alpharetta, GA 30022

In planning and performing our audit of the financial statements of Resort Securities and Investments, Inc. (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



G Patrick Green, CPA PC
February 19, 2002